Mattersight Corporation

200 S. Wacker Drive, Suite 820

Chicago, Illinois 60606

March 22, 2012

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Attention: Tom Kluck

RE: Delaying Amendment for Mattersight Corporation (the Registrant”) Registration Statement on Form S-3 (the “Registration Statement”) (File No. 333-180153)

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant is hereby filing a delaying amendment with respect to its Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on March 16, 2012.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

If you have any questions or comments, please do not hesitate to contact me at (312) 454-3532 or Arlene Lim at (312) 558-6061.

Mattersight Corporation

/s/ Christine R. Carsen

By: Christine R. Carsen

Title: Vice President, General Counsel and Corporate Secretary